Exhibit 99.1

BON Announces $18 Million Cooperation Agreement for Innovative Second-Generation Apple Series Health Products

XI’AN, China, Sep 9, 2025 (PR NEWSWIRE) - Bon Natural Life Limited (NASDAQ: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, today announced it has entered into a non-exclusive cooperation agreement with Beijing Huahai Keyuan Technology Co. Ltd. (“Huahai Keyuan”) a prominent health products distributor in China. The term of the agreement is 24 months with a total contract value of US$18 million. Pursuant to the agreement, Huahai Keyuan will sell and distribute BON’s innovative second-generation Apple Series health products across Greater China, tapping into significant market potential in the weight management and metabolic health sectors.

Leveraging advanced low-temperature extraction technology, BON’s second-generation Apple Series delivers 80% higher bioactivity than its predecessor by improving the efficiency of the active ingredient extraction. This technological allows for a proprietary formulation that combines highly active apple polyphenols with plant protein, demonstrating strong efficacy in weight management and metabolic health applications.

After decades of evolution, protein supplements have become mainstream health essentials, integral to fitness regimens, immune support programs, and longevity-focused nutrition plans. BON’s innovative incorporation of apple polyphenols into protein supplements delivers clinically validated benefits, including improved lipid metabolism, enhanced body composition, and reduced of age-related muscle loss - positioning the product at the intersection of established market needs and innovative functionality with significant growth potential.

Early market validation is encouraging, with comparable apple polyphenol blends generating over $40 million in monthly sales. Industry analysts attribute this to consumers’ growing willingness to pay for scientifically validated “nutraceutical products.” BON management expressed confidence in achieving strong market performance given the competitive advantages of its second-generation formulation.

“We have both the responsibility and capability as a global leader in apple polyphenols to develop superior health solutions,” stated Mr. Yongwei Hu, Chairman and CEO of BON. “Through our vertically integrated supply chain - from raw materials to production - we are well-positioned to lead the rapidly growing metabolic health segment. The enhanced bioactivity of our second-generation apple polyphenols is expected to drive significant revenue and profit growth across nutraceutical and functional food markets, enhancing shareholder value and delivering strong returns.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.